CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

November 5, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd.
Amendment No.1 to Registration Statement on Form F-1
Filed September 18, 2024
File No. 333-281799

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 3, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on September 18, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.2 to Registration Statement (the “Amendment No.2”) on Form F-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1 filed September 18, 2024

Prospectus Summary

Singapore Subsidiary’s Loan with OCBC, page 7

1.	Please clarify whether you are guaranteeing the May 28, 2024 loan secured by Concorde Security Pte Ltd. If you are a guarantor, please file the loan documents as an exhibit to the registration statement. In addition, please disclose the interest rate of the loan and update your liquidity disclosure on page 42 accordingly.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that our Chief Executive Officer, Mr. Swee Kheng Chua, his spouse, Mrs. Ping Ping Lim, and our 100% owned subsidiary Concorde international Group Pte Ltd are the guarantors of the May 28, 2024 loan. Our British Virgin Islands holding company, Concorde International Group Ltd, is not a guarantor of the May 28, 2024 loan. We have filed the loan document as Exhibit 10.10 to Amendment No. 2 and updated the liquidity disclosure (with Loan 5 referring to the May 28, 2024 loan) on page 44 accordingly.

2.	Please clarify whether you are guaranteeing the June 14, 2024 loan secured by Concorde Security Pte Ltd. If you are a guarantor, please file the loan documents as an exhibit to the registration statement. In addition, please disclose the interest rate of the loan and update your liquidity disclosure accordingly. Lastly, please disclose the key terms of the call option, including the number of shares it covers, and file the option agreement as an exhibit to the registration statement.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that our Chief Executive Officer, Mr. Swee Kheng Chua, his spouse, Mrs. Ping Ping Lim, and our 100% owned subsidiary, Concorde International Group Pte Ltd, are the guarantors of the June 14, 2024 loan. Our British Virgin Islands holding company, Concorde International Group Ltd, is not a guarantor of the June 14, 2024 loan. We have filed the loan document as Exhibit 10.12 to Amendment No. 2 and disclosed the loan’s interest rate, key terms of the call options, including the number of shares it covers, on pages 7, F-41, and F-72. We have also filed the option agreement as Exhibit 10.11 to Amendment No. 2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC